UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Warwick Community Bancorp, Inc.,a Delaware Corporation
18 Oakland Avenue
Warwick, NY 10990-0591
(Name and Address of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

936559103
(CUSIP Number)

Kahn Brothers & Co., Inc.
555 Madison Avenue, 22nd Floor
New York, New York  10022
(212) 980-5050
Fax: (212) 755-5330
Attention: Thomas Graham Kahn
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g),
check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


The person filing this Amendment No. 1 (the "Amendment") is Kahn Brothers & Co., Inc., a New York corporation
(the "Reporting Person").  This Amendment amends a
Schedule 13D dated August 13, 2002 (the "Schedule") filed by the Reporting Person on August 13, 2002, relating to the Common Stock, par value $0.01 per share, of Warwick
Community Bancorp., a Delaware corporation (the "Issuer").

The sale of 3,000 shares at $29.94/share on June 21, 2002;
and the sale of 1,000 shares at $31,00/share on June 25, 2002, respectively, of the Issuer, made pursuant to clients' instructions, have been eliminated from the previous filing as the Reporting
Person had no dispositive or voting power over these client accounts.

Items 3 and 5 of the Schedule are amended as set forth below.
Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in Items 1, 2, 4, 6 or 7 of the Schedule.

1.  	Name of Reporting Persons

     	Kahn Brothers & Co., Inc.

     	IRS Identification Number of above persons (entities only)

13-2948997

2.  Check the Appropriate Box if a Member of a Group

(a)
(b)

3.  	SEC Use Only

4.  	Source of Funds

OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

New York

		7.	 Sole Voting Power
Number of
Shares			 57,902
Beneficially	8.	 Shared Voting Power
Owned by
Each			360,841
Reporting	9.	 Sole Dispositive Power
Person With
			 57,902
10.	Shared Dispositive Power

 360,841

11. 	Aggregate Amount Beneficially Owned by Each
Reporting Person

418,743

12. 	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)


13. 	Percent of Class Represented by Amount in Row (11)

8.4%

14. 	Type of Reporting Person (See Instructions)

IA


Item 3.  Source and Amount of Funds and Other Consideration

The Reporting Person may be deemed to the beneficial owner of 418,743 Shares (the "Reporting Person Shares") which are owned by certain of its investment advisory clients (the "Reporting Person Clients") in accounts over which the Reporting Person shares with the Reporting Person Clients dispositive and voting power pursuant to advisory agreements between the Reporting Person and the Reporting Person Clients. All funds that have been utilized in making such purchases are from funds provided from the portfolio accounts of the Reporting Person Clients and no funds were borrowed for such purpose. The Reporting Person may acquire or dispose of additional Shares on behalf of the Reporting Person Clients from time to time.

The Reporting Person may be deemed to be the beneficial owner of 20,000 Shares (the "KBVF Shares") owned by
Kahn Brothers Value Fund, L.P., a New York limited partnership ("KBVF"). All funds that have been utilized in making such purchases are from funds contributed by limited partners of KBVF.

Kahn Brothers Asset Management Corp., a New York corporation ("KBAMC") and an investment adviser registered under the Investment Advisers Act, is an affiliate of the Reporting Person and is the general partner of KBVF.
KBAMC has sole dispositive and voting power with respect to the Shares owned by KBVF pursuant to an Agreement of Limited Partnership by and among KBAMC and the limited partners of KBVF.


Item 5.  Interest in Securities of the Issuer

(a) - (b) The information set forth in Items 3 and 4 of this
Schedule 13D is incorporated herein by reference.

(c) On April 1, 2002, the Reporting Person received 102 shares via the Warwick Saving Bank's Outside Directors Stock Plan.

(d) Pursuant to advisory agreements between the Reporting
Person and the Reporting Person Clients, the Reporting Person Clients retain the right to receive the receipts from dividends from the Reporting Person Shares or the proceeds from sale of the Reporting Person Shares. Absent such instructions from the Reporting Person Clients, the Reporting Person will leave the receipts from dividends from the Reporting Person Shares or the proceeds from a sale of the Reporting Person Shares in the individual portfolio accounts of the Reporting Person Clients.

(e) Not applicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2002
KAHN BROTHERS & CO., INC.
By: Thomas Graham Kahn /s/
Title: President